SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          HEALTHCARE ACQUISITION CORP.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                    421923103
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                                 (CUSIP Number)

                              Copy to:   Stephen A. Cohen, Esq.
Seneca Ventures                          Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                         750 Lexington Avenue
Brookville, New York 11545               New York, New York 10022
Telephone (516) 626-3070                 Telephone (212) 735-8600

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                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                March 19, 1997
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             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP
No.   421923103                       13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                Woodland Partners
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 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
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 3     SEC Use Only

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 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                         New York

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               7       Sole Voting Power
                            13,000 shares                              .6%
               -----------------------------------------------------------------
   Number of   8       Shared Voting Power
    Shares                  191,100 shares                            9.1%
 Beneficially  -----------------------------------------------------------------
   Owned By    9       Sole Dispositive Power
     Each                   13,000 shares                              .6%
   Reporting   -----------------------------------------------------------------
    Person     10      Shared Dispositive Power
     With                   191,100 shares                            9.1%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                            204,100 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                      9.7%
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14     Type of Reporting Person*
                                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   421923103                       13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                Barry Rubenstein
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 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
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 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          PF, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7       Sole Voting Power
   Number of                    51,100 shares                          2.4%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                     153,000 shares                         7.3%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                      51,100 shares                          2.4%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                                153,000 shares                         7.3%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                204,100 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       9.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   421923103                       13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                               Marilyn Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
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 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          PF, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7       Sole Voting Power
                             20,000 shares                             1.0%
               -----------------------------------------------------------------
   Number of   8       Shared Voting Power
    Shares                   184,100 shares                            8.8%
 Beneficially  -----------------------------------------------------------------
   Owned By    9       Sole Dispositive Power
     Each                    20,000 shares                             1.0%
   Reporting   -----------------------------------------------------------------
    Person     10      Shared Dispositive Power
     With                    184,100 shares                            8.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                             204,100 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       9.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   421923103                       13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                 Woodland Venture Fund
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
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 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                          New York

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               7       Sole Voting Power
   Number of                     50,000 shares                         2.4%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                      154,100 shares                        7.3%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                       50,000 shares                         2.4%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                                 154,100 shares                        7.3%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 204,100 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       9.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   421923103                       13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                     Seneca Ventures
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                          New York

--------------------------------------------------------------------------------
               7       Sole Voting Power
   Number of                 50,000 shares                             2.4%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                  154,100 shares                            7.3%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                   50,000 shares                             2.4%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                             154,100 shares                            7.3%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                             204,100 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       9.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   421923103                       13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                Woodland Services Corp.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
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 3     SEC Use Only

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 4     Source of Funds*          OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                          New York

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               7       Sole Voting Power
   Number of                    0 shares                                 0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                     204,100 shares                         9.7%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                      0 shares                                 0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                                204,100 shares                         9.7%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                204,100 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       9.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  421923103                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                   The Marilyn and Barry Rubenstein Family Foundation
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 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
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 3     SEC Use Only

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 4     Source of Funds*          OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                          New York

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               7       Sole Voting Power
   Number of                   20,000 shares                           1.0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                    184,100 shares                          8.8%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                     20,000 shares                           1.0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                               184,100 shares                          8.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                               204,100 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       9.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  421923103                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                    Brian Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
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 3     SEC Use Only

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 4     Source of Funds*          OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7       Sole Voting Power
   Number of                   0 shares                                  0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                    20,000 shares                           1.0%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                     0 shares                                  0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                               20,000 shares                           1.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                               20,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       1.0%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated March 19, 1997, constitutes Amendment No. 3 to the
Schedule 13D, dated March 8, 1996, regarding the reporting persons' ownership of Common Stock of Healthcare Acquisition Corp. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 3 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. Pursuant to Rule 13d-2, it shall state the information which has materially changed since the filing of the Schedule.

ITEM 4. Purpose of Transaction

            Although the reporting persons could revoke their proxy for the Special Meeting of Stockholders of the Issuer, the reporting persons voted against the proposal to approve the Agreement and Plan of Merger, providing for the merger of Healthcare Acquisition, Inc. and Encore Orthopedics, Inc. (the "Merger"). It was the intention of the reporting persons to comply with the requirements set forth in the Issuer's Joint Proxy/Prospectus in order to convert their shares for cash if the Merger was approved and consummated.

ITEM 5. Interests in Securities of Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 2,100,000 shares of Common Stock outstanding as reported by the Issuer in its Joint Proxy/Prospectus, dated February 26, 1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 19, 1997:

                                Shares of         Percentage of Shares
                              Common Stock           of Common Stock
Name                       Beneficially Owned(1)   Beneficially Owned(1)
----                       -------------------     -------------------

Woodland Partners               204,100(2)                9.7%
Barry Rubenstein                204,100(3)                9.7%
Marilyn Rubenstein              204,100(4)                9.7%
Seneca Ventures                 204,100(5)                9.7%
Woodland Venture Fund           204,100(6)                9.7%
Woodland Services Corp.         204,100(7)                9.7%

----------
      (1) Does not include shares of Common Stock issuable upon the exercise of the Warrants or the Bridge Warrants.

      (2) Woodland Partners disclaims beneficial ownership of 51,100 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 20,000 shares of Common Stock owned by Marilyn Rubenstein, 50,000 shares of Common Stock owned by Seneca, 50,000 shares of Common Stock owned by Fund and 20,000 shares of Common Stock owned by the Foundation.

      (3) 11,700 shares of Common Stock beneficially owned by Barry Rubenstein represents his equity interest in Woodland Partners. Mr. Rubenstein disclaims beneficial ownership of 1,300 shares of Common Stock held by Woodland Partners (which represents his wife's equity interest in Woodland Partners), 20,000 shares of Common Stock owned individually by his wife, Marilyn Rubenstein, 39,000 shares of Common stock owned by Seneca, and 32,971 shares of Common Stock owned by Fund.

      (4) 1,300 shares of Common Stock represents Mrs. Rubenstein's equity interest in Woodland Partners, and 4,742 shares of Common Stock represents Mrs. Rubenstein's equity interest as a limited partner of Seneca. Mrs. Rubenstein disclaims beneficial ownership of 11,700 shares of Common Stock held by Woodland Partners (which represents her husband's equity interest in Woodland Partners), 51,100 shares of Common Stock held in Barry Rubenstein's Rollover IRA Account, 45,258 shares of Common Stock owned by Seneca, and 50,000 shares of Common Stock owned by Fund.

      (5) Seneca disclaims beneficial ownership of 13,000 shares of Common Stock owned by Woodland Partners, 51,100 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 20,000 shares of Common Stock owned individually by Marilyn Rubenstein, 50,000 shares of Common Stock owned by the Fund, and 20,000 shares of Common Stock owned by the Foundation.

      (6) Fund disclaims beneficial ownership of 13,000 shares of Common Stock owned by Woodland Partners, 51,100 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 20,000 shares of Common Stock owned individually by Marilyn Rubenstein, 50,000 shares of Common Stock owned by Seneca, and 20,000 shares of Common Stock owned by the Foundation.

      (7) 76 shares of Common Stock beneficially owned by Services represents its equity interest in Fund, and 83 shares of Common Stock beneficially owned by Services represents its equity interest in Seneca. Services disclaims beneficial ownership of 13,000 shares of Common Stock owned by Woodland Partners, 51,100 shares of Common Stock held in Mr. Rubenstein's Rollover IRA account, 20,000 shares of Common Stock held individually by Mrs. Rubenstein, 49,924 shares of Common Stock owned by Fund, 49,917 shares of Common Stock owned by Seneca, and 20,000 shares of Common Stock owned by the Foundation.

                                     Shares of         Percentage of Shares
                                   Common Stock           of Common Stock
Name                            Beneficially Owned(1)   Beneficially Owned(1)
----                            ---------------------   ---------------------

The Marilyn and Barry Rubenstein
   Family Foundation                 204,100(8)                9.7%
Brian Rubenstein                      20,000(9)                1.0%

      (b) By virtue of being a general partner of Woodland Partners, Seneca, and Fund, husband of Marilyn Rubenstein and a Trustee of the Foundation, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 153,000 shares of Common Stock representing approximately 7.3% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and dispose of 51,100 shares of Common Stock currently held in his Rollover IRA account, representing approximately 2.4% of the outstanding Common Stock.

            By virtue of being a general partner of Woodland Partners, wife of Barry Rubenstein, Marilyn Rubenstein may be deemed to have shared power to vote and to dispose of 184,100 shares of Common Stock representing approximately 8.8% of the outstanding Common Stock. Marilyn Rubenstein has sole power to vote and dispose of 20,000 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock.

            Woodland Partners has sole power to vote and dispose of 13,000 shares of Common Stock, representing approximately .6% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 191,100 shares of Common Stock, representing approximately 9.1% of the outstanding Common Stock.

            Seneca has sole power to vote and dispose of 50,000 shares of Common Stock, representing approximately 2.4% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 154,100 shares of Common Stock, representing approximately 7.3% of the outstanding Common Stock.

            Fund has sole power to vote and dispose of 50,000 shares of Common Stock, representing approximately 2.4% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 154,100 shares of Common Stock, representing approximately 7.3% of the outstanding Common Stock.

            Services may be deemed to have shared power to vote and to dispose of 204,100 shares of Common Stock, representing approximately 9.7% of the outstanding Common Stock.

----------
      (8) The Foundation disclaims beneficial ownership of 13,000 shares of Common Stock owned by Woodland Partners, 51,100 shares of Common Stock held in Mr. Rubenstein's Rollover IRA account, 20,000 shares of Common Stock owned individually by Marilyn Rubenstein, 50,000 shares of Common Stock owned by Fund, and 50,000 shares of Common Stock owned by Seneca.

      (9)   Consists of 20,000 shares of Common Stock owned by the Foundation.

            The Foundation has sole power to vote and dispose of 20,000 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock and may be deemed to have shared power to vote and to dispose of 184,100 shares of Common Stock, representing approximately 8.8% of the outstanding Common Stock.

            (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from February 11, 1997 through March 19, 1997, inclusive.

                               Purchase or  Number of Shares (s)    Purchase or
Name of Shareholder             Sale Date    Purchased or (Sold)    Sale Price
-------------------             ---------    -------------------    ----------

Barry Rubenstein -
  Rollover IRA                   3/12/97             (1,000)           $5.13
                                 3/17/97             (3,000)           $5.09
                                 3/19/97             (7,200)           $5.13

Woodland Partners                3/14/97             (7,000)           $5.09
                                 3/19/97             (5,000)           $5.09

      The transactions were effected in the over-the-counter market.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) Not applicable.

                                    Signature

            After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: April 7, 1997


                                   /s/ Barry Rubenstein
                                   ---------------------------------------
                                   Barry Rubenstein, individually, as
                                   General Partner on behalf of
                                   Woodland Partners, Seneca
                                   Ventures, and Woodland Venture
                                   Fund, as President of Woodland
                                   Services Corp., and as Trustee of
                                   The Marilyn and Barry Rubenstein
                                   Family Foundation


                                   /s/ Marilyn Rubenstein
                                   ---------------------------------------
                                   Marilyn Rubenstein


                                               *
                                   ---------------------------------------
                                   Brian Rubenstein


*By: /s/ Barry Rubenstein
     ------------------------------
 Barry Rubenstein, Attorney-in-Fact

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).